Conversion of Redeemable Convertible Preferred Shares by the Korea Deposit Insurance Corporation

On November 28, 2005, the Korea Deposit Insurance Corporation exercised its conversion rights on the redeemable convertible preferred shares (the “RCPS”) Shinhan Financial Group (the “Group”) issued in connection with the acquisition of Chohung Bank in August 2003. The following is detailed information regarding the conversion.

1.	Name of the Shareholder: the Korea Deposit Insurance Corporation (the “KDIC”)

2.	Number of Shares to be Converted: 22,360,302 shares

*	The KDIC decided to convert 22,360,302 shares or 50% of 44,720,603 shares of RCPS it has been holding since August 2003. According to the conversion schedule, currently only 50% of RCPS can be convertible to common shares at KDIC’s option. )

3.	Conversion ratio: 1 to 1 ( 1 share of RCPS will be converted into 1 share of common share.)

4.	The KDIC’s rights as a shareholder of our common stock will take effective starting from November 28, 2005

5.	Change of the Group’s total outstanding shares after the conversion

(Unit: number of shares)

Types of Shares	Before Conversion	After Conversion	Change
Common Shares	319,319,011	341,679,313	22,360,302

Redeemable Preferred Shares	52,583,961	52,583,961	—

Redeemable Convertible Preferred Shares	44,720,603	22,360,301	-22,360,302

Total	416,623,575	416,623,575	—

6.	The new common shares are expected to be listed on the Korea Exchange in mid-December.